December 17, 2018

Jeffrey S. Kruske, Esq.
Agent for Service
Tortoise Acquisition Corp.
11550 Ash Street, Suite 300
Leawood, KS 66211

       Re: Tortoise Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted November 20, 2018
           CIK No. 0001759631

Dear Mr. Kruske, Esq.:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Description of Securities
Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws
Exclusive Forum For Certain Lawsuits, page 122
 Jeffrey S. Kruske, Esq.
Tortoise Acquisition Corp.
December 17, 2018
Page 2
2. We note that your forum selection provision identifies the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the
       Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please also expand your disclosure to state that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees.
       Please make conforming changes to the disclosure presented in the risk factor "Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits against our directors and officers" on page 56.
Listing of Securities, page 124

3. Please revise to qualify the language conveying your expectation that the units will be listed on the NYSE on or promptly after the effective date of the registration statement or tell us why you think this is unnecessary. Refer to the Note to Item 202 of Regulation S-K for guidance.
       You may contact Michelle Miller at 202-551-3368 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                              Sincerely,
FirstName LastNameJeffrey S. Kruske, Esq.
                                                              Division of
Corporation Finance
Comapany NameTortoise Acquisition Corp.
                                                              Office of
Financial Services
December 17, 2018 Page 2
cc:       Brenda Lenahan
FirstName LastName